UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, May 12th, 2022

Messrs.

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175, Buenos Aires, Argentina

BOLSAS Y MERCADOS ARGENTINOS SA

Sarmiento 299, Buenos Aires, Argentina

Ref: EDENOR S.A. – Material Fact - Notice of meeting- Unanimous Special Ordinary Meeting of Shareholders Class A

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (the "Company") in my capacity as Market Relations Officer, in compliance with current regulations, in order to inform that the Board of Directors of the Company at its meeting held today resolved to call a Special Ordinary Shareholders' Meeting of Class A Shareholders, for June 2, 2022, at 10:00 a.m. The meeting will be unanimous under the terms of Article 237 "in fine" of the General Companies Law No. 19,550 and will be held remotely through the "Microsoft Teams" system in accordance with the provisions of General Resolution 830/20 of the National Securities Commission (Comisión Nacional de Valores).

Yours faithfully,

Silvana E Coria
Market Relations
Officer

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: May 12, 2022